# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Banzai International, Inc., CIK 0001826011
CUSIP: 06682J605
Title of class of securities: Class A common stock, par value $0.0001 per share (the "Shares")
Address of issuer's principal executive offices: 435 Ericksen Ave, Suite 250, Bainbridge Island, Washington (WA), 98110
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002049291

## Reporting persons
- FE IV OR Aggregator, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 61,331; sole dispositive power 0; shared dispositive power 61,331; aggregate amount beneficially owned 61,331 (2.9% of the class)
- Frederick N. Coulson IV: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 61,331; sole dispositive power 0; shared dispositive power 61,331; aggregate amount beneficially owned 61,331 (2.9% of the class)

## Item 1. Issuer
Name of issuer: Banzai International, Inc.
Address of issuer's principal executive offices: 435 Ericksen Ave, Suite 250, Bainbridge Island, Washington, 98110

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed jointly by FE IV OR Aggregator, LLC ("FE Aggregator") and Frederick N. Coulson, IV ("Coulson" and together with FE Aggregator, the "Reporting Persons"). As the manager of FE Aggregator, Coulson holds voting and investment power over securities held by FE Aggregator.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 4801 Main Street, Suite 700, Kansas City, Missouri 64112.
Citizenship: FE Aggregator is organized under the laws of the State of Delaware. Coulson is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

As of the date of this report, FE Aggregator holds an aggregate of 61,331 Shares. As the manager of FE Aggregator, Coulson may be deemed to be a beneficial owner of the securities held by it.
Percent of class:
The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

The percentage amount set forth in Row 11 for all cover pages filed herewith is calculated based upon 2,112,325 Shares outstanding as of June 2, 2026, as reported by the Issuer in its registration statement on Form S-1 filed with the Securities and Exchange Commission on June 5, 2026.
Sole power to vote or to direct the vote: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons are filing this Schedule 13G pursuant to Section 240.13d-1(c). The Reporting Persons neither disclaim nor affirm the existence of a group between them. Each reporting person is a beneficial owner only of the securities reported by it on its cover page.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- FE IV OR Aggregator, LLC: /s/ Frederick N. Coulson, IV, Frederick N. Coulson, IV, Manager of FE IV OR Aggregator, LLC (08/03/2026)
- Frederick N. Coulson IV: /s/ Frederick N. Coulson, IV, Frederick N. Coulson IV (08/03/2026)